Term Sheet No. J21
To the Prospectus dated March 29, 2007,
Prospectus Supplement dated March 24, 2008,
and Underlying Supplement dated August 13, 2008
and Product Supplement dated July 1, 2008
Credit Suisse
Filed Pursuant to Rule 433 Registration No. 333-132936-14 September 23, 2008

Structured Investments	Credit Suisse $ Contingent Payment Dual Directional Barrier Notes Linked to the S&P 500® Index due April 6, 2009
 General

•
The notes are designed for investors who seek exposure to any moderate appreciation or depreciation of the S&P 500® Index from the pricing date to the final valuation date.  Investors should be willing to forgo interest and dividend payments, and receive no return if the S&P 500® Index appreciates or depreciates by more than 9.90%, while seeking full principal protection at maturity.

•	Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing April 6, 2009†.
•	Minimum purchase of $50,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about September 24, 2008 (the “pricing date”) and are expected to settle on or about September 29, 2008.

 Key Terms

Issuer:	Credit Suisse, acting through its Nassau Branch (Standard & Poor’s AA-, Moody’s Aa1)††
Index:	The S&P 500® Index (the “Index”). For more information on the Index, see “S&P 500® Index” in the accompanying underlying supplement.
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 principal amount of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:
If a Barrier Event has not occurred during the Observation Period, the Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Absolute Index Return, provided that the Additional Amount will not be less than zero.
If a Barrier Event has occurred during the Observation Period, the Additional Amount will equal zero.
Accordingly, the maximum Additional Amount is $99 per $1,000 principal amount note, and your maximum payment at maturity is $1,099 ($1,000 + $99), which represents a 9.90% maximum total return on your investment.

Barrier Event:	A Barrier Event occurs if, on any trading day during the Observation Period, the Index closing level is greater than the Upper Barrier OR less than the Lower Barrier.
Upper Barrier:	109.90% of the Index Starting Level.
Lower Barrier:	90.10% of the Index Starting Level.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the pricing date to (and including) the final valuation date.
Absolute Index Return:	The absolute value of: Index Ending Level – Index Starting Level
Index Starting Level
For example, an index return of -9% will equal a 9% Absolute Index Return.
Index Starting Level:	The Index closing level on the pricing date.
Index Ending Level:	The Index closing level on the Final Valuation Date.
Final Valuation Date†:	April 1, 2009
Maturity Date†:	April 6, 2009
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546EEC4
†   Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”
††   A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued by Credit Suisse, does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement and page IS-2 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.
Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000	$6	$994
Total	$	$	$
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
(1) Certain fiduciary accounts will pay a purchase price of $994 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed 0.6% of the principal amount of the notes. Please see “Supplemental Plan of Distribution” in this term sheet for information about fees.
The notes are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
JPMorgan
Placement Agent
September 23, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated March 29, 2007, as supplemented by the prospectus supplement dated March 24, 2008, the product supplement dated July 1, 2008 and the underlying supplement dated August 13, 2008, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

•	Prospectus supplement dated March 24, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

•	Product supplement No. 3IA dated July 1, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908007926/a2186694z424b2.htm

•	Underlying supplement dated August 13, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908009305/a2187063z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 note principal amount for a hypothetical range of performance for the Index Return from  -100% to +100% and assumes a hypothetical Index Starting Level of 1,250, an Absolute Return Barrier of 9.90%, an Upper Barrier of 1373.75 and a Lower Barrier of 1126.25 (the actual Index Starting Level, Absolute Return Barrier, Upper Barrier, and Lower Barrier will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

		The Index Never Closes Outside Absolute Return Barrier			The Index Closes Outside Absolute Return Barrier
Hypothetical Index Ending Level	Index Return (%)	Additional Amount at Maturity($)	Payment at Maturity($)	Return on Note (%)	Additional Amount at Maturity($)	Payment at Maturity($)	Return on Note (%)
2500.00	100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
2187.50	75.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1875.00	50.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1562.50	25.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1500.00	20.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1437.50	15.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1373.75	9.90%	$99.00	$1,099.00	9.90%	$0.00	$1,000.00	0.00%
1312.50	5.00%	$50.00	$1,050.00	5.00%	$0.00	$1,000.00	0.00%
1281.25	2.50%	$25.50	$1,025.00	2.50%	$0.00	$1,000.00	0.00%
1250.00	0.00%	$0.00	$1,000.00	0.00%	$0.00	$1,000.00	0.00%
1218.75	-2.50%	$25.50	$1,025.00	2.50%	$0.00	$1,000.00	0.00%
1187.50	-5.00%	$50.00	$1,050.00	5.00%	$0.00	$1,000.00	0.00%
1126.25	-9.90%	$99.00	$1,099.00	9.90%	$0.00	$1,000.00	0.00%
1062.50	-15.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1000.00	-20.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
937.50	-25.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
625.00	-50.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
312.50	-75.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 5% from the Index Starting Level of 1250 to an Index Ending Level of 1312.50, and the Index closing level never exceeds the Upper Barrier or falls below the Lower Barrier on any day during the Observation Period. Because the Index closing level never exceeds the Upper Barrier or falls below the Lower Barrier, the Additional Amount is equal to $50, and the final payment at maturity is equal to $1,050 per $1,000 note principal amount, representing a total return of 5% on the notes.

Payment at maturity per $1,000 note principal amount =  $1,000 + Absolute value of
($1,000 x [(1312.50 - 1250)/1250]) = $1,050

Example 2: The level of the Index decreases by 5% from the Index Starting Level of 1250 to an Index Ending Level of 1187.50, and the Index closing level never exceeds the Upper Barrier or falls below the Lower Barrier on any day during the Observation Period. Because the Index closing level never exceeds the Upper Barrier or falls below the Lower Barrier, the Additional Amount is equal to $50, and the final payment at maturity is equal to $1,050 per $1,000 note principal amount, representing a total return of 5% on the notes.

Payment at maturity per $1,000 note principal amount = $1,000 + Absolute value of
($1,000 x [(1187.50 - 1250)/1250]) = $1,050

Example 3: The level of the Index closes above the Upper Barrier on at least one day during the Observation Period and ultimately increases by 5% from the Index Starting Level of 1250 to an Index Ending Level of 1312.50. Because the level of the Index has closed above the Upper Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000 per $1,000 note principal amount regardless of the Index Ending Level.

Payment at maturity per $1,000 note principal amount = $1,000 + $0 = $1,000

Example 4: The level of the Index closes below the Lower Barrier on at least one day during the Observation Period and ultimately decreases by 5% from the Index Starting Level of 1250 to an Index Ending Level of 1187.50. Because the level of the Index has closed below the Lower Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000 per $1,000 note principal amount regardless of the Index Ending Level.

Payment at maturity per $1,000 note principal amount = $1,000 + $0 = $1,000

Selected Purchase Considerations

•
PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE — If the closing level of the Index is less than or equal to the Upper Barrier AND greater than or equal to the Lower Barrier on every trading day during the Observation Period, for each $1,000 principal amount note, you will receive at maturity in addition to your principal a payment equal to $1,000 x the Absolute Index Return.  Because the Absolute Index Return is based on the absolute value of the change from the Index Starting Level to the Index Ending Level, if a Barrier Event has not occurred, you will earn a positive return on the notes even if the Index Ending Level is less than the Index Starting Level.

•
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS — Please refer to ‘‘Certain U.S. Federal Income Tax Considerations’’ in this term sheet for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Barrier Event occurs and, if not, the absolute value of the change in the Index.  YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE OBSERVATION PERIOD IS GREATER THAN THE UPPER BARRIER OR LESS THAN THE LOWER BARRIER.

•
THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities tracked by the Index or contracts related to the Index.  If the closing level of the Index is greater than the Upper Barrier or is less than the Lower Barrier on any trading day during the Observation Period, the Additional Amount will be zero.  This will be true even if the closing level of the Index is greater than the Upper Barrier or less than the Lower Barrier at some time during the term of the notes but falls between the Upper Barrier and Lower Barrier on the Final Valuation Date.

•
THE DUAL BARRIER CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in a security with a return that is based solely on the performance of the Index.  Your ability to participate in the appreciation and depreciation of the Index may be limited by the “Barrier Event” feature of the notes.  In the event that the Index closing level exceeds the Upper Barrier or is below the Lower Barrier on any trading day during the Observation Period, the total cash payment for each $1,000 principal amount note will be only $1,000.  Under these circumstances, your return will not reflect any increase or decrease in the Index Ending Level, as compared to the Index Starting Level.

•
THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 9.90% AT MATURITY — Regardless of whether the Index Ending Level is greater than or less than the Index Starting Level, if a Barrier Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount that will not exceed the maximum return of 9.90%, regardless of the appreciation or depreciation in the Index, which may be significant.  Therefore, your upside appreciation is limited.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full face amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which Credit Suisse (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks tracked by the S&P 500® Index would have.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day and whether a Barrier Event has occurred, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rate on the common stocks tracked by the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the pricing date and during the Observation Period (including on the Final Valuation Date) could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing levels from January 2, 2003 through September 19, 2008.  The Index closing level on September 19, 2008 was 1255.08.  We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price source for determining the Index Ending Level will be the Bloomberg page “SPX” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Observation Period, including on the Final Valuation Date.  We cannot give you assurance that the performance of the Index will result in a return in excess of the principal amount.

For further information on the S&P 500® Index, see “The S&P 500® Index” in the accompanying underlying supplement.

Certain U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the securities.  Except as indicated below under “—Tax treatment of Non-U.S. Holders,” this discussion applies only to a U.S. Holder (as defined below) of a security that acquires the security pursuant to this offering at the initial offering price.  This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect.  This discussion is limited to investors that hold the securities as capital assets (generally for investment purposes) for U.S. federal income tax purposes.  Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, partnerships, dealers in securities or currencies, persons deemed to sell the securities under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, and persons that hold the securities as part of a straddle, hedge, conversion transaction or other integrated investment.  Furthermore, this discussion does not address any U.S. federal estate or gift tax laws or any state, local or foreign tax laws.  Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of the purchase, ownership and disposition of the securities.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of a security that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or partnership that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.  A “non-U.S. Holder” means a beneficial owner that is not a U.S. Holder.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns securities, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership.  Partners in a partnership that owns the securities should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

In general

By acquiring the securities, you agree with us (in the absence of an administrative determination or judicial ruling to the contrary), for U.S. federal income tax purposes, to treat the securities as indebtedness.  The remainder of this discussion assumes that the securities will be so treated and does not address any possible differing treatments of the securities.  However, no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below.  Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein.  Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the securities.  Holders should consult their tax advisors concerning the tax treatment of holding the securities.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY US FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES.  ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES.  A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Tax treatment of U.S. Holders

Interest Payments on the Securities

We will treat the securities as a short-term obligation.  Under Treasury regulations, a short-term obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price.  Accordingly, we will treat the security as issued at a discount, for U.S. federal income tax purposes, equal to the excess of all payments on the security over the security's issue price.  Accrual method and cash method U.S. Holders that elect to accrue the discount currently should include the discount in income as it accrues on a straight line basis, unless they elect to accrue the discount on a constant yield method based on daily compounding.  A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt.  A cash method U.S. Holder that does not elect to accrue the discount in income currently will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the security in an amount not exceeding the accrued interest until it is included in income.  Additionally, in the case of a cash method U.S. Holder that does not elect to accrue the discount in income currently, any gain realized upon the sale, retirement, or exchange of the security will be ordinary income to the extent of the discount that has accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) and has not previously been included in income through the date of the sale, retirement, or exchange.

Sale or exchange of the securities

Upon a sale of a security, a U.S. Holder should generally recognize gain or loss with respect to the security in an amount equal to the difference between the amount of the sale proceeds and the U.S. Holder’s adjusted tax basis in the security (which will generally equal the issue price of the security increased by any discount recognized on the security and decreased by the amount of any interest payments received on the security).  Except to the extent attributable to accrued discount with respect to the security, which will be subject to tax as described above under “—Interest Payments on the Securities,” such gain or loss will be short-term capital gain or loss.

Tax treatment of Non-U.S. Holders

In general, the gain realized on the sale, exchange or retirement of the securities by a Non-U.S. Holder should not be subject to U.S. federal income tax with respect to the securities unless (i) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States, or (ii) such Non-U.S. Holder is a nonresident alien individual and is present in the United States for more than 182 days in the taxable year the gain is recognized and certain other conditions are satisfied.

U.S. federal estate tax treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

Information reporting and backup withholding

Distributions made on the securities and proceeds from the sale of securities to or through certain brokers may be subject to a “backup” withholding tax on “reportable payments” unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the securities generally would be refunded by the IRS or allowed as a credit against the holder’s U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to holders that are not excepted from the reporting requirements.

Supplemental Plan of Distribution
Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $6 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts.